KW 3/14/14

[redacted]

14048118

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galway Capital, L.P.

OFFICIAL USE ONLY
43888
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3050 Post Oak Blvd, Suite 1300
(No. and Street)

Houston	TX	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hal Miller 713-952-0186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McConnell & Jones, LLP
(Name – *if individual, state last, first, middle name*)

3040 Post Oak Blvd, Suite 1600 Houston, TX 77056
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Harold Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Galway Capital, L.P., as of February 28, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

MOLLY ELIZABETH PLANT
Notary Public, State of Texas
My Commission Expires
February 08, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GALWAY CAPITAL, L.P.

(A Texas Limited Partnership)

Independent Auditors' Report,
Financial Statements and Supplementary
Information Required by SEC Rule 17a-5

December 31, 2013

MJ McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

GALWAY CAPITAL, L.P.

(A Texas Limited Partnership)

Independent Auditors' Report,
Financial Statements and Supplementary
Information Required by SEC Rule 17a-5

December 31, 2013

GALWAY CAPITAL, L.P.

Table of Contents
December 31, 2013

MJ
McConnell & Jones LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners of
Galway Capital, L.P.

Report on the Financial Statements

We have audited the accompanying financial statements of Galway Capital, L.P. (the Partnership), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Galway Capital, L.P. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

McConnell & Jones LLP

Houston, Texas
February 28, 2014

GALWAY CAPITAL, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS		
Cash	$	34,928
Prepaid expenses		1,945
TOTAL ASSETS	$	36,873
LIABILITIES AND PARTNERS' CAPITAL		
Partners' capital	$	36,873
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	36,873

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

Revenues		
Consulting Fees	$	341,000
Total revenues		341,000
Expenses		
Business development		1,186
Administrative fees		50,886
Finder fees		8,500
Travel		4,899
Register representative compensation		60,520
Bad debt expense		15,000
FINRA compliance fees		3,838
Professional fees		15,528
License fees		7,594
Consulting fees		225,000
Other expenses		5,573
Total expenses		398,524
Net loss	$	(57,524)

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

YEAR ENDED DECEMBER 31, 2013

	General Partner	Limited Partners			
	HJ Miller Company, Inc.	**Robert Handy**	**Harold Miller**	**Galway Group, L.P.**	**Total**
Balance at January 1, 2013	$ 7,375	$36,137	$ (5,091)	$ 40,226	$ 78,647
Partner's contribution	–	–	–	75,000	75,000
Partner's adjusted basis	(6,431)	(15,242)	43,446	(21,773)	–
Partner's withdrawal	–	(20,895)	(38,355)		(59,250)
Net loss	(575)	–	–	(56,949)	(57,524)
Balance at December 31, 2013	$ 369	$ –	$ –	$ 36,504	$ 36,873

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(57,524)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in operating assets and liabilities:		
Prepaid expenses		274
Net cash used in operating activities		(57,250)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Partner's contribution - Galway Group		75,000
Partner's withdrawal - Robert Hardy		(20,895)
Partner's withdrawal - Harold Miller		(38,355)
Net cash provided by financing activities		15,750
Net change in cash		(41,500)
Cash – beginning of year		76,428
Cash – end of year	$	34,928

See accompanying notes to financial statements.

NOTE 1 Organization and Operations

Galway Capital, L.P. (formerly Cornerstone Ventures, L.P.) (the Partnership) was formed as a limited partnership pursuant to the provisions of the Texas Revised Limited Partnership Act, on August 1, 1995. On September 17, 1997, the Partnership was granted registration by the Securities and Exchange Commission pursuant to rule 15(b) of the Securities Exchange Act of 1934. The Partnership is a member of the Financial Industry Regulatory Authority (FINRA).

On November 1, 2004, the partners of Cornerstone Ventures, L.P. changed the name of the Partnership to Galway Capital, L.P. In 2003, the partners of Galway Capital, L.P. formed Galway Group, L.P., a related party, to provide the financial, investment banking and energy consulting services (non broker-dealer services) that had been previously provided by Galway Capital, L.P. The Partnership Agreement provides that the Partnership is to terminate on December 31, 2029 unless terminated earlier in accordance with the terms of the Partnership Agreement.

HJ Miller Company, Inc, is the general partner with a 1% ownership interest in the Partnership. On April 1, 2013, Galway Group, L.P. (the Group) contributed $75,000 to the Partnership to acquire (1) 27.86% of the partnership's interest owned by Robert Hardy for $20,895, and (2) 51.14% of the partnership's interest owned by Harold Miller for $38,355. The Group becomes the sole limited partner with a 99% ownership interest in the Partnership. As of December 31, 2013, the Partnership adjusted each of the partner's capital to reflect the percentage ownership as defined in the amended and restated Agreement of Limited Partnership.

All partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

The Partnership is engaged in investment banking services for small to mid-sized independent companies, both public and private, and operates in a single line of business as a securities broker-dealer, comprising primarily of transaction services. The Partnership does not underwrite securities or participate in the brokerage of publicly traded securities.

In 2013, the Partnership generated net loss of $57,524 and had cash of $34,928 in its bank account. If necessary, the Galway Group, L.P. will provide financial support to the Partnership sufficient to satisfy its obligations as they become due until at least January 1, 2015.

NOTE 2 Significant Accounting Policies

Basis of Accounting

The financial statements of the Partnership have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Partnership considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition and Accounts Receivable

For private placements monthly retainers are recorded in revenue when billed and credited to any subsequent placement fee. The placement fee is based on a percentage of funds raised and is recognized as revenue when the funding deals are signed. Revenues for mergers and acquisitions are based on success fees are recognized upon consummation of a transaction. Past due accounts receivable are reviewed monthly for collectability and amount deemed uncollectable are written off to bad debt expense.

Income Taxes

The Partnership is a limited partnership. As a result, the net taxable income of the Partnership and any related tax credits, for federal income tax purposes, are deemed to pass to the individual partners and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual partners. The Partnership is subject to Texas Franchise Tax and accrues 1% of the gross margin. The Partnership did not incur the Texas Franchise Tax since the gross receipts were less than $1 million.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Partnership's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Partnership must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2013, the Partnership's net capital, as defined, of $34,928 exceeded the required minimum by $29,928.

NOTE 4 Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2013. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2013.

NOTE 5 Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Partnership operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Partnership does not hold customer funds or securities.

NOTE 6 Securities Investor Protection Corporation

The Securities Investor Protection Corporation (SIPC) supplemental report specified by rule 17a-5(e)(4) has not been submitted since the Partnership did not generate revenue over $500,000 during 2013.

NOTE 7 Related Party Transactions

On April 1, 2013, the Partnership entered into an office and administrative agreement with the Group for certain administrative functions, use of office facilities, equipment and other indirect expenses of operation. The term of the agreement is for one year with a monthly payment of $5,000. During 2013, the Partnership paid $50,886 of administrative service fees to the Group including $45,000 of the monthly administrative fees and $5,886 of other advisory and expense sharing fees. The Partnership also reimbursed the Group $60,520 of payroll and payroll related expenses for the Partnership's register representative agent.

During 2013, the Partnership paid Galway Energy Advisor, LLC (the Advisor) $225,000 for financial advisory and consultancy services to its clients. The President of the Advisor is the Partnership's general partner.

NOTE 8 Subsequent Events

The Partnership has evaluated subsequent events through February 28, 2014, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
NET CAPITAL COMPUTATION AS REQUIRED BY RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION FOR
GALWAY CAPITAL, L.P.

December 31, 2013

COMPUTATION OF NET CAPITAL			
Total assets		$	36,873
Less - total liabilities			-
Net worth			36,873
Deductions from and/or charges to net worth			
Total non-allowable assets	1,945		
Other deductions or charges	-		
Total deductions from net worth			-
Net capital before haircuts on securities positions			34,928
Haircuts on securities			
Certificates of deposit and commercial paper	-		
U.S. and Canadian government obligations	-		
State and municipal government obligations	-		
Corporate obligations	-		
Stock and warrants	-		
Options	-		
Arbitrage	-		
Other securities	-		
Undue concentration	-		-
Net capital *		$	34,928

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Net capital requirement, the greater of:				
1/15 of Aggregate Indebtedness	$	-		
Minimum Dollar Requirement	$	5,000	$	5,000
Net capital				34,928
Excess Net Capital			$	29,928
Aggregate Indebtedness			$	-
Excess net capital @ 1,000%				
(Net capital, less 10% aggregate indebtedness)			$	28,928
Ratio of aggregate indebtedness to net capital				0%
Ratio of subordinated indebtedness to debt/equity total				N/A

* The reconciliation of the computation of net capital under rule 15c3-1 to the computation of net capital as filed by the Partnership on form X-17A-5 on January 20, 2014, is not required as no difference exist.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

MJ
McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

To the Partners of
Galway Capital, L.P.

In planning and performing our audit of the financial statements of Galway Capital, L.P. (the Partnership), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. *A significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the partnership's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McConnell & Jones LLP

Houston, Texas
February 28, 2014

MJ

www.mcconnelljones.com